AMERICAN BUSINESS CORPORATION
            11921 Brinley Avenue - Louisville, KY  40243
         Telephone (502) 244-1964 - Facsimile (502) 244-1327



March 23, 2006
Via Facsimile:  (202) 772-9202

Claire Erlanger, Division of Corporate Finance
US Securities and Exchange Commission
Washington, DC  20549

Re:  Commission File Number 033-16417-LA

Dear Ms. Erlanger:

Enclosed please find our response to your letter of December 13, 2005 presented in the same order as your comments:

Form 10-KSB for the year ended December 31, 2004

Item 3.  Legal Proceedings, page 11
-----------------------------------

1. In all future filings, the Registrant's Estimated Liability for Claims and Litigation that may arise from its discontinued operations will be more clearly described as such on the face of its Balance Sheet and further clarified and cross-referenced in the footnotes to its financial statements.

The $370,000 money judgment in favor of Rice, as Receiver for Carangela Holdings, Inc., disclosed by the Registrant in Item 3. Legal Proceedings was included in the Registrant's Estimated Liability for Claims and Litigation at December 31, 2002 for $275,000, and increased by $95,000 in connection with evaluating the adequacy of the Estimated Liability for Claims and Litigation in 2003. As such, no further accrual was required in 2004. There have been no payments to Carangela Holdings, Inc. or anyone acting on its behalf since this matter arose in 2002. The matter has been dormant since 2004.

2. Although the Margolies matter was disclosed as in the earliest stages where counsel is "unable to definitively assess liability", the Registrant also disclosed that it denied all material allegations of wrongdoing and that it had been advised by counsel that the matter may be subject to dismissal based upon applicable statute of limitations and statute of frauds. In the Registrant's judgment, the Margolies matter required no accrual because it was completely frivolous and without merit. Therefore, the potential loss contingency did not meet either condition stipulated in paragraph 8 of SFAS No. 5 based on management's judgment in consultation with legal counsel. In fact, the matter was subsequently dismissed by the court based upon jurisdictional grounds. Although the plaintiff re-filed its case in the New York courts in June 2005, the Registrant and its Counsel continue to believe that it will incur no loss in this matter. Accordingly, no accrual was made for this claim during 2004, or any subsequent periods in 2005 based on the guidance in paragraph 8 of SFAS No. 5.

As requested, draft language of the Registrant's revised disclosure for this matter for inclusion in its Form 10-KSB for December 31, 2005 is as follows:

    "In February 2005, Michael Margolies commenced a civil action against us, W. Anthony Huff, and Danny L. Pixler in the United States District Court for the Southern District of New York (White Plains Division), 05 Civ. 1512 (CLB) alleging breech of agreements concerning sales of assets and the payment of commissions totaling $4 million, and bad faith in contract dealings seeking an additional $4.5 million which was subsequently dismissed on jurisdictional grounds. The Plaintiff re-filed his case in the Supreme Court of the State of New York, New York County, Index # 05-602327, alleging damages in the amount of $18.5 million. This matter is currently in the discovery phase. Defendants have denied all allegations and intend to vigorously defend against the claims."

Financial Statements, Balance Sheets, page 19
---------------------------------------------

3. In all future filings the Registrant will add an appropriate Notes Payable footnote disclosing all material terms of each note outstanding including interest rates, due dates, etc.

March 2002 is prior to my joining the Registrant as a director in February 2003. The Registrant has carried forward the practice of not accruing interest on its defaulted notes from March 2002 through the current date. I have examined Registrant's reports for 2002 and, with the exception of a statement within 2002's Management's Discussion that the decrease in its Loss from Operations was principally attributable to the cessation of (i) its transportation business and (ii) all interest accruals, I could find no accounting explanation or rationalization.

Using an average rate of interest at the time of 12%, accrued interest expense not being recognized over the three years ended December 31, 2004 is estimated as follows: (a) 2002 (for nine months) $226,620, (b) 2003 (full year) $302,160, and (c) 2004 (full year) $302,160, or
$830,940 in total. Given the $40+ million the Registrant has reported in losses associated with its failed transportation business, I believe this apparent omission may not be material to assessing financial condition.

4. In all future filings the Registrant will prominently disclose the nature and terms of convertible debentures in appropriate notes to its financial statements.

Notes to the Financial Statements -
---------------------------------

Note 4 - Discontinued  Operation  and Net Liabilities  of  Discontinued
-----------------------------------------------------------------------
         Operations, page 24
         -------------------

5.  The approximately $4,000,000  in  liabilities that  were settled in
2003  were   included  under  the  following  captions  within  Current
Liabilities on the Balance Sheet of the Registrant at December 31, 2002:

    Convertible Debentures                              $1,405,000
    Loans Payable                                           26,000
    Accrued Interest and Penalties                       2,335,742
    Estimated Liability for Claims and Litigation
    (f/k/a Net Liabilities of Discontinued Operation)      165,231
    Accrued Expenses                                        11,967
                                                        ----------
							$3,943,940
                                                        ==========

An analysis of Loss from Discontinued Operations and the Estimated Liability for Claims and Litigation for the years 2001 through 2004 is attached as Exhibit A.

It is management's intent that the entire balance of the Estimated Liability for Claims and Litigation will be resolved in the Reorganization of the Registrant effective December 31, 2005, in connection with preparing for its planned merger with Telomolecular Inc.

6. In all future filings the Registrant will present the carrying value of the Series B Preferred Stock of $2,000,000 as a liability for all periods presented. The Statement of Shareholders' Equity (Deficit) will also be revised to present the 2,000 Series B Preferred Shares as outstanding with no associated value reflected within equity based on the reclassification. In addition a note will be added to the Registrant's financial statements stating that certain reclassifications have been made to the prior year's financial statements to conform to the current year presentation and that the reclassifications had no effect on previously reported results of operations or retained earnings.

7. In all future filings the Registrant will prominently disclose the issuance of any preferred shares which are charged to operations and credited to equity in the notes to its financial statements.

8. As the dates of issuance of the various Series of Preferred Stock precede my engagement by the Registrant, I am not aware of whether an analysis of each Series was conducted for the existence of a beneficial conversion feature ("BCF") at the time of each issuance. Using the guidelines of ETIF 98-5 and ETIF 00-27, an analysis of each Series has been performed currently and is presented on Exhibit B.

As Exhibit B sets forth, no BCF was recognizable related to Series A as its conversion was contingent on future events which had not occurred, Series C is not a convertible instrument just "super voting", and Series E was out of the money. The BCF applicable to Series B and D totaled $752,703 which should have been charged to Additional Paid-In Capital in 1999. At December 31, 1999, the Registrant's Shareholders' Equity was $13,095,102 which would turn into a Shareholders' Deficit of $(18,174,243) by December 31, 2000 and $(30,771,618) by December 31,
2001. Based upon the current analysis it appears that the Registrant missed the essence of ETIF 98-5 and ETIF 00-27. The small overstatement of Shareholders' Equity that may have occurred, however, was certainly short lived and may also not be material in determining financial condition.

Note 7 - Common Stock, page 27
------------------------------

9. As the market price for the Registrant's common stock at the date the 6% Secured Convertible Note was issued was $.01 and the conversion price was $.01, the guidelines of EITF 98-5 and EITF 00-27 support the Registrant's determination that the Convertible Note did not have a BCF at the time of issuance.

Other
-----

10. In connection with responding to SEC Division of Corporate Finance Staff comments, the Registrant acknowledges that: a) it is responsible for the adequacy and accuracy of the disclosure in its filings,
b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing, and c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further understands that the Division of Enforcement has access to all information the Registrant provides to the Staff in connection with their review of the Registrant's filing or in response to their comments on its filings.

Thank   you  for   extending  the  deadline   for  responding  to  your
December 13, 2005 letter. I hope this response satisfies your concerns. However, should you wish further discussion of any of the foregoing information, I'll welcome your call.

Sincerely,

/s/ Anthony R. Russo
Anthony R. Russo
President

Enclosures

EXHIBIT A


                                                      Estimated		                   Liability as
                                       Gain (Loss)    Affect on     Liability		   % Loss of
                                       Discontinued   Other	    for Claims 		   Discontinued
                                       Operations     Accounts	    and Litigation  Proof  Operations
                                       ----------------------------------------------------------------
Balance December 31, 2000              $(38,205,215)  $28,524,215   $9,681,000 	       -    25.3%
Restatement in 2001                        (506,337)            -      506,337         -
Discontinued operations - 2001           (4,954,218)            -    4,954,218         -
Other increase to Estimated Liability                  (1,818,949)   1,818,949         -
                                       -------------------------------------------
Balance December 31, 2001               (43,665,770)   26,705,266   16,960,504         -    38.8%

Discontinued operations - 2002           10,800,913             -  (10,800,913)        -
Other decrease to Estimated Liability             -     1,558,087   (1,558,087)	       -
                                       -------------------------------------------
Balance December 31, 2002               (32,864,857)   28,263,353    4,601,504         -    14.0%

Discontinued operations - 2003            3,928,940    (3,768,093)    (160,847)        -
                                       -------------------------------------------
Balance December 31, 2003               (28,935,917)   24,495,260    4,440,657         -    15.3%

Discontinued operations - 2004                    -             -            -         -
                                       -------------------------------------------
Balance December 31, 2004              $(28,935,917)  $24,495,260   $4,440,657         -    15.3%
                                       ===========================================


EXHIBIT B


                           Conversion to Common Stock
                           --------------------------
        Preferred                          Convert
        Shares	     Stated       Convert  Price       Market  In (Out) of  Number of   Value of
Series	Outstanding  Value        Date     Applicable  Value   the Money    Com Shares  BCF        Comments
------------------------------------------------------------------------------------------------------

A       990,000      $      762     2/1/99 $0.0001     $4.870  $4.8699 	     9,900,000      762    (a)

B         2,000       2,000,000   10/28/99   2.590      3.370    0.780         772,201  602,317    (b)

C       450,000         135,000        N/A     N/A        N/A      N/A      45,000,000        -    (c)

D           950         950,000     1/8/00   2.590      3.000     0.41         366,795  150,386    (d)

E         2,300       2,300,000     3/9/00   3.180       2.87    (0.31)        723,270        -    (e)


-------------------------------------
(a) No BCF to be recognized as the conversion feature of Series A was contingent upon the occurance of future events which were not met in 1999, and have not been met subsequent to the issuance through the current date.
(b) BCF of $602,317 should have been charged to APIC in 1999.
(c) BCF does not apply.  Series C is not convertible just super voting.
(d) BCF of $150,386 should have been charged to APIC in 1999.
(e) No BCF, out of the money.